Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Files Early Warning Report

Vancouver, British Columbia – August 27, 2025 – GoldMining Inc. (the "Company") has disposed of 3,500,000 common shares ("Shares") of NevGold Corp. ("NevGold") pursuant to a block trade over the facilities of the TSX Venture Exchange.

Prior to the disposition, the Company beneficially owned and exercised control and direction over 22,573,350 NevGold Shares, representing approximately 19.8% of the outstanding NevGold Shares. After the disposition, the Company beneficially owned and exercised control and direction over 19,073,350 NevGold Shares, representing approximately 16.7% of the outstanding NevGold Shares.

An early warning report (the "Report") will be filed by the Company pursuant to National Instrument 62-103 on SEDAR+ at www.sedarplus.ca under NevGold's profile. To obtain a copy of the Report, please contact Pat Obara, Chief Financial Officer of the Company, at the Company's head office at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2 or by telephone at +1 (855) 630-1001.

The Company disposed of the Shares for investment purposes, and in the future, the Company may dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position, depending on market conditions, reformulation of plans and/or other relevant factors.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects and strategic investments in Canada, U.S.A., Brazil, Colombia and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 19.1 million shares of NevGold Corp. (TSXV: NAU). See goldmining.com for additional information.

For additional information, please contact: GoldMining Inc., Alastair Still, CEO, Telephone: (855) 630-1001, Email: info@goldmining.com